UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                May 31, 2019

  By E-Mail

  Beth E. Berg, Esq.
  Sidley Austin LLP
  One South Dearbon
  Chicago, IL 60603

           Re:     MiMedx Group, Inc.
                   Preliminary Proxy Statement
                   Filed May 30, 2019
                   File No. 001-35887

  Dear Ms. Berg:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement

  1. Please disclose a summary of the terms of the agreement with Prescience and a description of the business background of Mr. Bierman and Mr. Barry in an appropriate location of your proxy statement.

  Risk Factors, page 48

  2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statements in the first risk factor that "Certain employees continue to indicate that they will resign if Mr. Petit or either of his nominees is elected to the Board," that you "could lose key relationships with hospitals that supply human tissue, and the ongoing investigations from the SEC, the DOJ, the VA and other regulatory agencies
 Beth E. Berg, Esq.
Sidley Austin LLP
May 31, 2019
Page 2

       would be significantly and adversely impacted" (emphasis added).

Proposal 2: Class II Directors Election Bylaw Proposal, page 106

3. We note your disclosure that you expect the chairman of the annual meeting to declare this proposal to be defective and invalid item of business for the 2018 Annual Meeting.
       Please expand your disclosure to describe the potential consequences of such determination and to state whether you intend to have the votes tallied regardless of the item's deemed invalidity such that you are able to determine approval of the proposal if ordered by a court or other competent authority.

2018 Potential Payments Upon Termination or Change in Control, page 125

4. Please include the definition of "change in control" in your disclosure instead of referring security holders to a separate document. Also, clarify whether the nomination and appointment of the new individuals pursuant to the agreement with Prescience or the election of the Petit slate of nominees would trigger a change in control.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions